UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                                (Amendment No. 2)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)

                            Hersha Hospitality Trust
                    ----------------------------------------
                                (Name of Issuer)

             Priority Class A Common Shares Of Beneficial Interest,
               -----------------------------------------------------
                            $0.01 Par Value Per Share
                         (Title Of Class Of Securities)

                                    427825104
                         ------------------------------
                      (CUSIP Number of Class of Securities)

                         CNL Hospitality Partners, L.P.,
                          CNL Hospitality GP Corp. and
                        CNL Hospitality Properties, Inc.
                           CNL Center at City Commons
                             450 South Orange Avenue
                             Orlando, FL 32801-3336
                             Attn: Tammie A. Quinlan
                       ---------------------------------

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                              Judith D. Fryer, Esq.
                              Alan S. Gaynor, Esq.
                             Greenberg Traurig, LLP
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 801-9200

                                 April 20, 2004
                        -------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and if filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]


                                 (Page 1 of 9)

CUSIP No.427825104               13D/A                        Page 2 of 9 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     CNL Hospitality Partners, L.P.

     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
         59-3516684

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS

     WC (SEE ITEM 3)

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         1,508,601 shares (See Item 5)*

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         1,508,601 shares (See Item 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,508,601 shares (See Item 5)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.5%

________________________________________________________________________________
14   TYPE OF REPORTING PERSON

     PN

________________________________________________________________________________
*See Item 5 for a description of certain restrictions on the Reporting Person's voting rights with respect to HT Common Shares.

                                 (Page 2 of 9)

CUSIP No.427825104               13D/A                        Page 3 of 9 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     CNL Hospitality GP Corp.

     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        59-3516676

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS

     WC (SEE ITEM 3)

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         1,508,601 shares (See Item 5)*

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         1,508,601 shares (See Item 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,508,601 shares (See Item 5)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.5% (See Item 5)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________
*See Item 5 for a description of certain restrictions on the Reporting Person's voting rights with respect to HT Common Shares.

                                 (Page 3 or 9)

CUSIP No.427825104               13D/A                        Page 4 of 9 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     CNL Hospitality Properties, Inc.

     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
        59-3396369

________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [_]
                                                                 (b)  [X]

________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS

     WC (SEE ITEM 3)

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     MARYLAND

________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF         1,508,601 shares (See Item 5)*

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         1,508,601 shares (See Item 5)

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH


________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,508,601 shares (See Item 5)

________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     8.5% (See Item 5)

________________________________________________________________________________
14   TYPE OF REPORTING PERSON*

     CO

________________________________________________________________________________

* See Item 5 for a description of certain restrictions on the Reporting Person's voting rights with respect ot HT Common Shares.


                                 (Page 4 of 9)

         This Amendment No. 2 (this "Amendment No. 2") amends the Statement of Beneficial Ownership on Schedule 13D, dated April 21, 2003, as amended by Amendment No. 1, dated August 29, 2003 (as so previously amended, the "Schedule 13D"), filed with the Securities and Exchange Commission (the "Commission") by CNL Hospitality Partners, L.P. ("CHPLP"), CNL Hospitality GP Corp. ("CHPGP") and CNL Hospitality Properties, Inc. ("CHP" and together with CHPLP and CHPGP, the "Reporting Persons"), with respect to the Priority Class A Common Shares of Beneficial Interest, $.01 par value per share of Hersha Hospitality Trust, a Maryland real estate investment trust with its principal executive offices located at 148 Sheraton Drive, Box A, New Cumberland, Pennsylvania 17070. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D shall remain unchanged.

ITEM 2.  IDENTITY AND BACKGROUND.

The response to Item 2 is hereby amended and restated in its entirety by the following:

(a)-(c) This statement is filed jointly pursuant to Rule 13d-1(k) under the Exchange Act on behalf of CHPLP, CHPGP, as general partner of CHPLP, and CHP, as sole shareholder of CHPGP.

         The principal business of the Reporting Persons is acquiring interests in hotel properties. The address of the principal offices and business address of each of the Reporting Persons is CNL Center at City Commons, 450 South Orange Avenue, Orlando, Florida 32801-3336.

The members of the board of directors of CHPGP are:
        o  Robert A. Bourne, and
        o  James M. Seneff, Jr.

The executive officers of CHPGP are:

           o    James M. Seneff, Jr., Chairman and Chief Executive Officer,
           o    Thomas J. Hutchison, III, President,
           o    Charles A. Muller, Executive Vice President,
           o C. Brian Strickland, Executive Vice President and Corporate Secretary, and
           o    Robert A. Bourne, Treasurer.

The members of the board of directors of CHP are:
o  Charles E. Adams,
o  Robert A. Bourne,
o  Lawrence A. Dustin,
o  Craig M. McAllaster,
o  Robert E. Parsons, Jr., and
o  James M. Seneff, Jr.

The executive officers of CHP are:
           o    James M. Seneff, Jr., Chairman,
           o    Thomas J. Hutchison, III, Chief Executive Officer,


                                 (Page 5 of 9)

           o    John A. Griswold, President and Chief Operating Officer,
           o    Charles A. Muller, Executive Vice President,
           o C. Brian Strickland, Executive Vice President and Corporate Secretary, and
           o    Robert A. Bourne, Treasurer.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The response to Item 3 is hereby further amended by adding thereto the following:

         Underwriting Agreement

         On April 20, 2003, CHPLP entered into an Underwriting Agreement with UBS Securities LLC (the "Underwriter") whereby the Underwriter purchased from the Reporting Persons, 2,500,000 shares of HT Common Shares (the "Initial Offering") at a purchase price of $10 per common share (the "Per Share Purchase Price"). In addition, the Reporting Persons granted the Underwriter the option to purchase up to an additional 316,460 shares of HT Common Shares (the "Over-Allotment" and, together with the Initial Offering, the "Offering") at the Per Share Purchase Price. The Reporting Persons will receive, before deducting related fees and expenses, an aggregate amount of $25,000,000 ($28,164,600 in the event the Over-Allotment is exercised by the Underwriter) in connection with its sale of its HT Common Shares.

ITEM 4.  PURPOSE OF TRANSACTION.

The response to Item 4 is hereby further amended by adding thereto the following:

         On April 16, 2004, the Reporting Persons exchanged 190,266 units of its HLP Preferred Units for 2,816,460 shares of HT Common Shares. As a result of the Initial Offering, 2,500,000 shares of HT Common Shares were sold, thereby reducing the Reporting Persons' beneficial ownership of the Issuer to approximately 8.5%. In the event the Over-Allotment is exercised, the Reporting Persons beneficial ownership of the Issuer will be further reduced to approximately 6.8%.

ITEM 5.   INTEREST IN SECURITIES OF ISSUER.

The response to Item 5 is hereby amended and restated in its entirety by the following:

(a)-(c) As of the date of this Amendment No. 2 after completion of the Initial Offering, the Reporting Persons beneficially owned in the aggregate 1,508,601 shares of HT Common Shares, constituting approximately 8.5% of the outstanding HT Common Shares (based on


                                 (Page 6 of 9)
the 13,571,665 Class A Shares outstanding on March 31, 2004, according to HT's Prospectus Supplement, filed with the Commission on April 21, 2004).

         Pursuant to the Standstill Agreement described in Item 3 above, CHPLP may vote its HT securities only to the extent such securities do not exceed 40% of the total issued and outstanding HT Common Shares.

         The following table sets forth certain information with respect to HT Common Shares beneficially owned by the Reporting Persons listed after completion of the Initial Offering:


                                                                              APPROXIMATE
                                                   NUMBER OF                 PERCENTAGE OF
                           NAME                      SHARES               OUTSTANDING SHARES
                           ----                      ------               ------------------

                           CHP                        1,508,601                    8.5%
                          CHPLP                       1,508,601                    8.5%
                          CHPGP                       1,508,601                    8.5%

         In the event the Over-Allotment is exercised by the Underwriter, the beneficial ownership of Reporting Persons would be as follows after completion of the Offering:


                                                                              APPROXIMATE
                                                   NUMBER OF                 PERCENTAGE OF
                           NAME                      SHARES               OUTSTANDING SHARES
                           ----                      ------               ------------------

                           CHP                        1,192,141                    6.8%
                          CHPLP                       1,192,141                    6.8%
                          CHPGP                       1,192,141                    6.8%

         CHPGP is the sole general partner of CHPLP and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the HT Common Shares that CHPLP may be deemed to beneficially own. CHPGP, as the sole general partner of CHPLP, has the sole power to direct the voting and disposition of the HT Common Shares that CHPLP may be deemed to beneficially own.

         CHP is the sole shareholder of CHPGP and, accordingly, may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Act) of the HT Common Shares that CHPGP may be deemed to beneficially own. CHP, as the sole shareholder of CHPGP, has the sole power to direct the voting and disposition of the HT Common Shares that CHPGP may be deemed to beneficially own directly.

         Robert A. Bourne, Thomas J. Hutchison, III, Charles A. Muller, James M. Seneff, Jr. and C. Brian Strickland are the executive officers and/or directors of CHPGP and, accordingly, each may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the HT Common Shares that CHPGP may be deemed to beneficially own. None of the above persons has the sole power to direct the voting and disposition of the HT Common Shares that CHPGP beneficially owns and disclaims any beneficial ownership thereof.

         Charles E. Adams, Robert A. Bourne, Lawrence A. Dustin, John A. Griswold, Thomas J. Hutchison, III, Craig M. McAllaster, Charles A. Muller, Robert E. Parsons, Jr., James M. Seneff, Jr. and C. Brian Strickland are the executive officers and/or directors of


                                 (Page 7 of 9)

CHP and, accordingly, each may be deemed to be the indirect beneficial owner (as that term is defined under Rule 13d-3 under the Exchange Act) of the HT Common Shares that CHP may be deemed to beneficially own. None of the above persons has the sole power to direct the voting and disposition of the HT Common Shares that CHP beneficially owns and disclaims any beneficial ownership thereof.

         The filing of this Amendment No. 2 and any future amendment by the Reporting Persons, and the inclusion of information herein and therein with respect to Charles E. Adams, Robert A. Bourne, Lawrence A. Dustin, John A. Griswold, Thomas J. Hutchison, III, Craig M. McAllaster, Charles A. Muller, Robert E. Parsons, Jr., James M. Seneff, Jr. and C. Brian Strickland shall not be considered an admission that any of such persons, for the purpose of Section 13(d) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest.

         To the best knowledge of each Reporting Person, except as described in this Amendment No. 2, none of the Reporting Persons, any person in control (ultimately or otherwise) of any Reporting Person, or any general partner, executive officer or director thereof, as applicable, beneficially owns any HT Common Shares, and there have been no transactions in HT Common Shares effected during the past 60 days by any Reporting Person, any person in control of any Reporting Person (ultimately or otherwise), or any general partner, executive officer or director thereof, as applicable.

(d) No person other than each Reporting Person has the right to receive or the power to direct the receipt of dividends from the shares of HT Common Shares held directly by each such Reporting Person or the right to receive or the power to direct the receipt of the proceeds from the sale of such shares.

(e) Not applicable.

ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
           TO THE ISSUER.

The response to Item 6 is hereby further amended by adding thereto the following:

         Other than as described above and in the agreements in the Exhibits attached hereto and incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons, and any other person, with respect to any securities of HT, HLP or the Joint Venture, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.9 Underwriting Agreement, dated April 20, 2004, between CNL Hospitality Partners, L.P. and UBS Securities LLC.


                                 (Page 8 of 9)

                                    SIGNATURE

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 2 is true, complete and correct.

Dated:  April 23, 2004

                                     CNL HOSPITALITY PARTNERS, L.P.

                                     By: CNL Hospitality GP Corp.,
                                         its general partner

                                     By:/s/ C. Brian Strickland
                                        -------------------------------------
                                        Name:  C. Brian Strickland
                                        Title:    Executive Vice President

                                     CNL HOSPITALITY GP CORP.

                                     By:/s/ C. Brian Strickland
                                        -------------------------------------
                                        Name:  C. Brian Strickland
                                        Title:    Executive Vice President


                                     CNL HOSPITALITY PROPERTIES, INC.

                                     By:/s/ C. Brian Strickland
                                        -------------------------------------
                                        Name:  C. Brian Strickland
                                        Title:    Executive Vice President